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                                September 6, 2006

Via EDGAR and E-mail

Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

          Re:  Quaker Investment Trust
               File Nos. 033-38074 and 811-06260

Dear Ms. Stirling:

          On behalf of the  Quaker  Investment  Trust  (the  "Registrant"),  the
following  are our  responses to the comments of the staff (the  "Staff") of the
U.S.  Securities and Exchange  Commission  (the "SEC")  conveyed with respect to
Post-Effective  Amendment No. 35 to the Registrant's  Registration  Statement on
Form N-1A,  which was filed on June 28, 2006  pursuant to Rule 485(a)  under the
Securities Act of 1933, as amended,  to register a new series, the Quaker Global
Growth Fund (the "Fund").  Each Staff comment is summarized  below,  followed by the Registrant's response to the comment.

     1.   Comment.  In the second bullet point under the  "Principal  Investment
Strategy"  section of the Fund's  prospectus,  identify the methodology that the
Fund's  sub-adviser  will use to identify  companies that have a probability for superior growth prospects.

          Response.  The Registrant will add the following disclosure at the end of the second bullet under the "Principal  Investment  Strategy"  section:  "The
Fund's  sub-adviser  seeks to  identify  such  companies  by using a "bottom up"
approach,  i.e., by focusing on individual  companies  rather than on short-term movements  in broad  economic  factors,  such as  interest  rates  or  commodity prices."

     2.   Comment.  The fourth  bullet  point  under the  "Principal  Investment
Strategy" section of the Fund's prospectus states that the Fund may invest up to
50% of its total  assets in  special  situations.  Under the  "Principal  Risks"
section of the  prospectus,  it states that the Fund may invest up to 25% of its total net assets in  special  situations.  Clarify  to what  extent the Fund may invest in special situations, and whether such percentage limitation is based on total or net assets.

          Response.  The actual limitation on the Fund's  investments in special situations  will be 20% of its total assets.  The  disclosure in the  "Principal
Investment  Strategy" and "Principal  Risks"  sections of the Fund's  prospectus will be revised accordingly.

     3.   Comment. Under the "Principal Risks" section of the Fund's prospectus, explain that one of the risks of portfolio turnover is higher costs.

          Response.  The portfolio  turnover risk  disclosure will be revised as follows:

          The  Fund's  portfolio  manager  may  engage in  aggressive  portfolio trading.  As a result,  the Fund could experience  higher than average portfolio turnover.  A high rate of portfolio turnover in any year may increase  brokerage  commissions paid and could generate greater taxes for shareholders on realized investment gains.

     4.   Comment.  The liquidity risk  disclosure  under the "Principal  Risks"
section of the Fund's  prospectus states that the Fund will not invest more than
10% of its net assets in illiquid  securities.  Does the 10% limitation  include investments in special situations?

          Response.  As previously  noted, the Fund may not invest more than 20%
of its total assets in special situation  investments;  however, not all special situation  investments  will  involve  illiquid  securities.  To the extent such investments  involve securities that cannot readily be sold within seven days at approximately  the  price at which  they are  valued,  they  will be  considered illiquid and fall within the Fund's illiquid securities limitation.

     5.   Comment.  The  expense  examples  are not  consistent  with the stated
ratios in the fee table. Provide the correct expense example numbers.

          Response. The expense examples will be revised as indicated below:

          If you redeem your shares at the end of the period,  your expenses for investing in the Fund would be:

                                      One Year           Three Years
          Class A                      $793                $1,297
          Class C                      $432                $1,013

          If you did not  redeem  your  shares  at the end of the  period,  your expenses for investing in the Fund would be:

                                      One Year           Three Years
          Class A                      $793                $1,297
          Class C                      $332                $1,013

     6.   Comment. If the Registrant believes that the Fund's portfolio turnover will  significantly  exceed 100% annually,  the disclosure  under the "Portfolio
Turnover" section should be revised.

          Response.  Until the Fund  commences  operations  and the  sub-adviser begins managing the Fund's portfolio,  the Registrant cannot predict whether the
Fund's annual portfolio turnover rate will  significantly  exceed 100% annually.
As a result, the Registrant  intends to leave the current disclosure  unchanged, but will monitor the Fund's portfolio turnover once it commences  operations and will revise the  prospectus  disclosure as necessary if the  portfolio  turnover rate significantly exceeds 100%.

     7.   Comment.  Under the  "Management  of the Fund"  section  of the Fund's prospectus,  provide more detailed  information  about the  portfolio  managers'
business  experience  during the past five years as required by Item  5(a)(2) of
Form N-1A.

          Response.  The  "Sub-Adviser  and Portfolio  Managers"  section of the
Fund's prospectus will be revised as follows:

          Manu  Daftary  and Chris  Perras  are  primarily  responsible  for the day-to-day  management  of the Fund.  Messrs.  Daftary and Perras have been the Fund's  portfolio  managers since its inception.  Mr. Daftary has primary  responsibility  for the  investments  of the Fund and has final authority over all aspects of the Fund's  investment  portfolio, including  but  not  limited  to,  purchase  and  sale  of  individual securities,  portfolio  risk  assessment,  and the management of daily cash balances in accordance with anticipated management  requirements.
          Mr.  Perras  provides  research and advice on the purchase and sale of individual securities, and portfolio risk assessment.

          Manu  Daftary,  CFA--  President  and Chief  Investment  Officer of DG
          Capital.  Mr. Daftary founded DG Capital in 1996. Prior to founding DG
          Capital,  he served  as a  portfolio  manager  at  several  investment management  firms.  Mr.  Daftary  holds  a BA in  economics  from  the
          University  of Mumbai,  India and a BS and MBA from  California  State
          University at Long Beach. He is a Chartered Financial Analyst.

          Chris Perras, CFA-- Portfolio Manager. Mr. Perras joined DG Capital in
          June 2002.  From April  1999 to June  2002,  Mr.  Perras was part of a management team at AIM Capital Management that was responsible for the
          AIM Opportunities Long/ Short funds and AIM's hedge fund products.  He received a BS in electrical  engineering from the Georgia Institute of
          Technology  and  a  MBA  from  Harvard  Graduate  School  of  Business
          Administration. He is a Chartered Financial Analyst.

     8.   Comment.  Why  is  there  different  disclosure  with  respect  to the valuation  of  individual  securities  and  foreign  securities  under the "Fair
Valuation"  section of the  prospectus?  Is there a  different  process for fair valuing foreign securities?

          Response.  The Registrant has included additional disclosure about the valuation of foreign  securities to explain that the foreign  securities held by the Fund may be valued  before the close of the  foreign  exchange on which they are traded  because the New York Stock  Exchange  ("NYSE")  closes  prior to the foreign exchange's closing time. An additional purpose for including the foreign securities  fair  valuation  disclosure is to explain that a foreign  security's value is converted into U.S.  dollars based on the applicable  foreign  exchange rate.  However,  to the extent that a foreign security must be fair valued,  the
Registrant's  Valuation Committee uses the same process for valuing domestic and foreign  securities.  Accordingly,  the Fund's foreign securities fair valuation disclosure  will be  revised  as  follows  to  clarify  that this is the  Fund's practice:

          Foreign  Securities.  The value of a  foreign  security  is  generally determined as of the close of trading on the foreign stock exchange on which the security is primarily  traded, or as of the close of trading on the NYSE,  if earlier.  The value is then  converted  into its U.S.
          dollar  equivalent at the foreign exchange rate in effect at the close of the NYSE  (generally  4:00 p.m.  Eastern  time) on the day that the value of the foreign security is determined. If no sale is reported at that time, the foreign security will be valued within the range of the most recent  quoted bid and ask prices.  If a market  quotation is not readily available for a foreign security or an event has occurred that has caused a quotation to be unavailable or unreliable,  the Valuation
          Committee  will fair value  foreign  securities  using the  procedures described above.

     9.   Comment.  On the back cover of the Fund's prospectus under "How To Get
More  Information,  it  states  that  additional  information  about the Fund is available in the Trust's latest annual report dated June 30, 2006. However,  the
Fund will not be  effective  or commence  operations  until after June 30, 2006.
Revise the disclosure accordingly.

          Response.  The  disclosure  will be  revised as  follows:  "Additional information  about the Fund is available in the Trust's latest Audited
          Annual Report dated December 31, 2006, and its Statement of Additional
          Information."

                                     * * *

          Please do not  hesitate to contact me at the above  number if you have any questions or wish to discuss any of the responses presented above.

                                        Sincerely yours,

                                        /s/Jonathan M. Kopcsik
                                        Jonathan M. Kopcsik

cc:  Timothy Richards, Esq.
     Alan Gedrich, Esq.